FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 3, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press Release dated March 3, 2005.

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: March 3, 2005	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
March 3 , 2005

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES:

Offer to exchange outstanding 10% Senior Notes due 2013 for new registered 10% Senior Notes due 2013

Luxembourg, New York, Stockholm, March 3, 2005 – Millicom International Cellular S.A. (“Millicom”) announces an offer (the “Exchange Offer”) to exchange all of its outstanding 10% Senior Notes due 2013 (the “Old Securities”) for its new 10% Senior Notes due 2013 (the “New Securities”) which have been registered under the United States Securities Act of 1933, as amended.

The terms and conditions of the Exchange Offer are set forth in a prospectus which is being distributed to all record holders of the Old Securities by the Exchange Agent, The Bank of New York. The prospectus may be obtained from The Bank of New York at: Corporate Trust Operations Reorganization Unit, 101 Barclay Street – 7 East, New York, N.Y. 10286.

Marc Beuls President and Chief Executive Officer Tel: +352 27 759 327

Andrew Best Investor Relations Tel: +44 7798 576 378